LINCOLN GOLD CORPORATON
Suite 350, 885 Dunsmuir Street
Vancouver, B.C. V6C 1N5
Telephone: (604) 688-7377 Fax: (604) 688-7307

NOTICE OF ANNUAL MEETING

Notice is hereby given that an annual meeting (the “Meeting”) of Shareholders of Lincoln Gold Corporation (the “Corporation”) will be held at Suite 350 – 885 Dunsmuir Street, Vancouver, British Columbia on June 26, 2008 at 11:00 a.m. for the following purposes:

1.	to consider the audited consolidated financial statements of the Corporation for its financial year ended December 31, 2007, the report of the auditor and related management discussion and analysis;

2.	to elect directors of the Corporation for the ensuing year;

3.	to appoint an auditor of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditor;

4.	to approve the Corporation’s amended and restated stock option plan;

5.	to approve the adoption by the Corporation of a shareholder rights plan; and

6.	to consider and transact such other business as may properly come before the Meeting or at any adjournment thereof.

A Management Proxy Circular and a copy of the consolidated financial statements for the year ended December 31, 2007, report of the auditor, and related management discussion and analysis accompany this notice. The Management Proxy Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and execute the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the management proxy circular.

An unregistered shareholder who plans to attend the Meeting must follow the instructions set out in the form of proxy and in the management proxy circular to ensure that such shareholder’s shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

Dated at Vancouver, British Columbia, May 28, 2008.

BY ORDER OF THE BOARD

“Paul Saxton”

Paul Saxton
President and Chief Executive Officer